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                            June 15, 2023

       Jason Dubinsky
       Chief Financial Officer
       Morningstar, Inc.
       22 West Washington Street
       Chicago, IL 60602

                                                        Re: Morningstar, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Response dated May
31, 2023
                                                            File No. 000-51280

       Dear Jason Dubinsky:

              We have reviewed your May 31, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 24, 2023 letter.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       6. Segment and Geographical Area Information, page 93

   1. In your response to our comments, you outlined that your monthly financial results packages include
operating income, margin, and expense performance across product areas and central
functions. Additionally, your monthly or quarterly business review meetings include
sharing measurements of product area profitability, including operating income before central
cost allocations and EBITDA, both including and excluding central cost allocations.
Please tell us why you believe that this information does not represent discrete financial
information. Refer to ASC 280-10-50-1(c).
   2. We note from your response that your product area managers are responsible for making product area
operational decisions based on their Objectives and Key Results (   OKRs   )
                                                        and budget, report
directly to your CODM, and meet periodically with your CODM.
 Jason Dubinsky
FirstName  LastNameJason Dubinsky
Morningstar, Inc.
Comapany
June       NameMorningstar, Inc.
     15, 2023
June 15,
Page 2 2023 Page 2
FirstName LastName
         Additionally, we note that 75% of your product area managers bonuses are driven
         primarily by their specific area   s financial results. Please provide
us with your analysis of
         whether product area managers are segment managers based on ASC 280-10-50-7.
3.       You state in your response that    [r]esource allocation decisions are
made at the total
         Company level and allocated across product areas and central functions as part of the annual budget process with final determinations made by the CODM. Please describe in detail the product area-level information the CODM receives as part of the budgeting process and how he uses it. Please also describe in detail the CODM
s participation in
         meetings that discuss the product area budget submissions, any feedback and further guidance that the CODM provides at the product area-level during the budgeting process, and whether the CODM makes or requests changes to product area budgets.
4.       In your response, you state that product area leaders    develop OKRs,
which are reviewed
         and approved by the CODM to ensure alignment across the entire organization to achieve its shared strategic, operational, and financial objectives.
Describe for us in detail the
         process by which product area OKRs are developed, including the CODM
s involvement
         in reviewing and approving OKRs. As part of this, tell us what your 2022 OKRs were for each product area and the financial measure(s) which were used to evaluate progress towards the achievement of each OKR, as applicable. Finally, you state that your annual
         compensation plans align your executives    pay with performance
against OKRs. Please
         tell us if product area leaders    pay is based on Company-wide OKRs
or product area
         OKRs.
5. You state in your response that a key topic at the monthly or quarterly business review
         meetings that the CODM and product area leaders attend    is the
financial performance of
         the product area against budget and progress toward that teams
OKRs.    Your response
         also indicates that the CODM attends these meetings    to support the
individual
         performance management of its direct reports, which is based on financial performance
         against budget and the achievement of their respective OKRs.    As
noted in the comments
         above, the information shared at these meetings typically includes measurements of product area profitability, product area OKRs are reviewed and approved by the CODM and budgeting takes place at the product area level. We also note your reference to the
         CODM   s statements that the    Company evaluates opportunities to
shift resources across
         product areas in response to customer and business needs.    Explain
to us how you
         concluded that your CODM does not regularly utilize product area financial information when making decisions to allocate resources. Refer to ASC
280-10-50-1(b).
       You may contact Cara Lubit at 202-551-5909 or Marc Thomas at 202-551-3452 if you
have questions.
 Jason Dubinsky
Morningstar, Inc.
June 15, 2023
Page 3

FirstName LastNameJason Dubinsky   Sincerely,
Comapany NameMorningstar, Inc.
                                   Division of Corporation Finance
June 15, 2023 Page 3               Office of Finance
FirstName LastName